SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Keystone International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

493503 10 6
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  493503 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC











                                   13G

CUSIP NO.  493503 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Texas, Kerrville, National Association
            Tax Identification No.  74-0625470

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             BK












SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Keystone International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           9700 West Gulf Bank Road
           Houston, TX  77240

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Texas, Kerrville, National Association

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2. Norwest Bank Texas, Kerrville, National Association 301 Junction Highway
               Kerrville, TX  78028

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  Norwest Bank Texas, Kerrville, National Association:
               United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           493503 10 6


Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  Norwest Bank Texas, Kerrville, National Association:
               Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a)  Amount beneficially owned:  0

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  0

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  0

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 29, 1998

NORWEST CORPORATION



By:	/s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
           and Secretary



ATTACHMENT A


The Schedule 13G to which this is appended is filed on behalf of the subsidiaries listed below. Norwest Bank Texas, National Association ("NBT") is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B). B&G Investment Company, Benson Financial Corporation, Independent Bancorp of Arizona, Inc., Central Bancorporation of Delaware, Inc., Blackhawk Bancorporation, United New Mexico Financial Corporation, Henrietta Delaware Financial Corporation, Union Texas Bancorporation, Inc., Texas National Bankshares, Inc., Victoria Financial Services, Inc. and Texas Bancorporation, Inc. (together the "Intermediate Holding Companies") are classified as parent holding companies in accordance with Regulation 240.13d-(b)(1)(ii)(G) and are wholly owned subsidiaries of Norwest Corporation. Norwest Corporation owns 10.92% of NBT. The remaining 89.08% is owned by the Intermediate Holding Companies.

B&G Investment Company

Benson Financial Corporation

Blackhawk Corporation

Central Bancorporation of Delaware, Inc.

Henrietta Delaware Financial Corporation

Independent Bancorp of Arizona, Inc.

Union Texas Bancorporation, Inc.

United New Mexico Financial Corporation

Texas National Bankshares, Inc.

Texas Bancorporation, Inc.

Norwest Bank Texas, National Association

Norwest Holding Company

Victoria Financial Services, Inc.